EXHIBIT (A)(19)


                                                        UNOFFICIAL TRANSLATION
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Dear Shareholder,

As is public knowledge, the board of Empresa Nacional de Electricidad S.A. (Endesa) has called an Extraordinary Shareholders Meeting for next April 8, 1999. The purpose of such meeting is to approve the increase of the shareholding concentration limit presently contemplated in the bylaws from 26% to 65%.

An amendment as the one proposed, if approved, would make it possible for you to participate in the tender offer of $250 per share, that Duke Energy International, L.L.C. has made to all registered shareholders of Endesa. We believe that our tender offer is an atractive proposal for all shareholders. However, the approval of the amendment to the bylaws of Endesa, would in no way commit you to participate in our tender offer, that is to say it does not entail any commitment on your part to sell your shares to our company.

We believe that the increase of the shareholding concentration, regardless of whether there is the intention to participate in Duke Energy International L.L.C.'s tender offer or not, would benefit all the shareholders as it would permit offers from investors, such as Duke Energy International, L.L.C. or others, willing to pay a premium for the acquisiton of more than 26% of the company, which should result in an increase of the shares' value. Such concentration increase would enable to incorporate Duke Energy in Endesa, being the former a first level worldwide energy generating operator, that would enhance Endesa's expansion as a Latin American leader in the electricity and energy sector.

Consequently, we suggest you to vote, personally or by proxy, in favor of the amendment proposed to the shareholders, in order to increase the concentration limit presently contemplated by Endesa's bylaws, from the current 26% to 65%.

If you chose to approve this amendment, sign the attached proxy and fill it in with your handwriting, indicating the place, date and name of your representative, either Mr. Bruce Andre Williamson, Chairman of Duke Energy International, L.L.C., Mr. Peter Joseph Wilt, Vice-Chairman of Duke Energy International, L.L.C. or Mr. Jaime Irarrazabal Covarrubias, attorney and partner of Philippi, Yrarrazaval, Pulido & Brunner, legal counsel for our company in Chile, who in the event of receiving your proxy, will vote in favor of the proposed amendment.

Should you have any doubts or questions do not hesitate to call to numbers 365 1747 or 671 4288.

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We thank you in advance for your support and attention.

Sincerely,



Bruce A. Williamson
Chairman
Duke Energy International, L.L.C.












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